Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Quarter Ended
(in thousands)	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	March 31, 2010	March 31, 2011

Earnings:

Pre-tax loss	$(49,941)	$(36,347)	$(64,142)	$(46,548)	$(43,639)	$(8,361)	$(3,657)

Fixed Charges	8,551	17,307	88,273	97,277	91,981	23,607	22,675
Total Earnings (loss)	$(41,390)	$(19,040)	$24,131	$50,729	$48,342	$15,246	$19,018

Fixed Charges:

Interest expense, including amortized discount and deferred debt costs	$8,250	$15,953	$81,061	$92,305	$88,883	$22,849	$21,974
Interest related to VAT liability not charged to customers	0	1,079	6,528	4,205	2,293	557	500
Interest element of rent expense	301	275	684	767	805	201	201
Total Fixed Charges	$8,551	$17,307	$88,273	$97,277	$91,981	$23,607	$22,675

Deficiency	49,941	36,347	64,142	46,458	43,639	8,361	3,657